Exhibit 99.1

Akari Therapeutics Announces Phase II COBALT trial of CoversinTM in Patients with PNH Met the Primary Endpoint

▪	Last three patients enrolled into the Phase II COBALT trial on the new dosing regimen (45 mg per Day) saw a more rapid decline in LDH than those in the original dosing regimen. The Day 28 Endpoint was less than or equal to 1.5 x ULN for all three patients.
▪	The new dosing regimen at 45 mg per day is expected to be used in the Phase III trials
▪	Company to host and webcast investor and analyst event December 10, 2017, at 8:00 p.m. ET

NEW YORK and LONDON, December 8, 2017 - Akari Therapeutics, Plc (NASDAQ: AKTX), a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to treat orphan autoimmune and inflammatory diseases, today announced that the three additional patients that were enrolled into the Phase II COBALT trial of CoversinTM in paroxysmal nocturnal hemoglobinuria (PNH), considered together with the earlier five patients, met the primary endpoint. The primary endpoint in this clinical trial is reduction in serum LDH (lactate dehydrogenase; an indication of hemolysis) to ≤1.8 times the ULN (upper limit of normal) for the investigator’s reference laboratory to day 28. The last three patients enrolled into the Phase II trial utilized a revised dosing regimen which included changing the initial dose of 30 mg every 24 hours to a dose of 45 mg every 24 hours. The 45 mg dosing regimen is the intended dose for the Phase III PNH trials of Coversin discussed with the U.S. Food and Drug Administration (FDA) at a Type B End of Phase II Meeting in September 2017.

The median LDH value of the last three patients enrolled, who utilised the higher 45mg dose, rapidly fell to 1.5 times the ULN at day 14 and below 1.5 times the ULN at day 28 and day 60, which was lower than the earlier patients on a 30mg dose who had a median LDH value of 2.2 times the ULN at day 28 and 1.7 times the ULN at day 60. In a total of 70 patient-months exposure, there have been no drug-related serious adverse events. In the eight patients in the COBALT Phase II trial, six were transfusion-dependent prior to the trial. Of those six patients, three have not required transfusions while on Coversin during the COBALT trial and during the Company’s long-term safety study, CONSERVE.

COBALT, the Phase II 90-day, open label single arm clinical trial is evaluating Coversin in patients with PNH who have never received a complement blocking therapy. All patients who have completed the Phase II COBALT trial entered the long-term safety study, CONSERVE. One patient in COBALT and one patient in CONSERVE with rising LDH levels were, as an alternative to higher dosing, moved as per protocol to twice daily dosing with a subsequent fall in LDH. The median LDH levels of the other three patients at Day 180 of CONSERVE was 1.77 times the ULN.

Under a separate Eculuzimab-resistent protocol, a ninth patient has been treated for 22 months with an average LDH level from month 2 onwards of 1.3 times the ULN.

“We are encouraged by the results from the Phase II trial, especially the lower mean LDH value observed in the last three patients enrolled into the trial treated with 45 mg daily compared to the patients treated with 30 mg daily,” commented Dr. David Solomon, Chief Executive Officer of Akari Therapeutics. “We are on track to progress into Phase III clinical trials in the first quarter of 2018 with the revised dosing regimen of 45 mg, as discussed with the FDA.”

“The 45 mg per day dosing of Coversin, as used for the last three patients recently enrolled into COBALT, saw plasma LDH levels in these patients fall rapidly to 1.5 times the ULN or below by Day 28.,” said Principal Investigator Anita Hill, M.D., PhD, MRCP, FRCPath, Consultant Haematologist for Leeds Teaching Hospitals NHS Trust, U.K., and Lead Clinician for the National PNH Service in England. “The Phase II data suggest that Coversin is a potential alternative to existing therapy for patients with PNH, and could allow independence from intravenous infusions through self-administration.”

Akari plans to commence two Phase III PNH clinical trials with Coversin beginning with CAPSTONE in the first quarter of 2018, a Phase III trial that will include treatment naïve patients. The second Phase III trial, ASSET, is planned for the second half of 2018 and will include Soliris® switch patients.

Akari Therapeutics Investor & Analyst Event

Akari Therapeutics will host a reception on Sunday, December 10, 2017, beginning at 7:30 p.m. ET, with presentations beginning promptly at 8:00 p.m. ET. Presentations will include a leading clinical investigator, as well as Company management. The event will take place at the Omni Atlanta Hotel at CNN Center in the Maple Room. This event will be webcast live and can be accessed under “Events” in the Investor Relations section of the Company's website at www.akaritx.com, as well as archived for future review.

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically the complement system, the eicosanoid system and the bioamine system for the treatment of rare and orphan diseases, in particular those where the complement system or leukotrienes or both complement and leukotrienes together play a primary role in disease progression. Akari's lead drug candidate Coversin is a C5 complement inhibitor currently being evaluated in paroxysmal nocturnal hemoglobinuria (PNH) and atypical hemolytic uremic syndrome (aHUS). In addition to its C5 inhibitory activity, Coversin independently and specifically inhibits leukotriene B4 (LTB4) activity. Akari intends to evaluate Coversin in two conditions, the skin and eye diseases bullous pemphigoid and atopic keratoconjunctivitis, where the dual action of Coversin on both C5 and LTB4 may be beneficial. Akari is also developing other tick derived proteins, including long acting versions.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associated with the putative shareholder class action and SEC requests for information; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; our inability to obtain additional capital on acceptable terms, or at all; unexpected cost increases and pricing pressures; uncertainties of cash flows and inability to meet working capital needs; and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed on March 31, 2017 and in our Report on Form 6-K filed with the SEC on October 17, 2017. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Mary-Jane Elliott / Sukaina Virji

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com